CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION

FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH

RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE

EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER

IDENTIFIED BY THE MARK “[***].”

October 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Henderson
Marc Thomas

Re:	Discover Financial Services
Form 10-K For the Year Ended December 31, 2023
Response Dated October 4, 2024
File No. 001-33378

Dear Messrs. Henderson and Thomas:

Discover Financial Services (“Discover,” “DFS”, “the Company”, “we”, “our”), is pleased to provide this response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission set forth in its letter, dated October 11, 2024 with respect to the above-referenced annual report on Form 10-K.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by our response.

Form 10-K For the Year Ended December 31, 2023

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

26. Immaterial Restatement of Prior Period Financial Statements, page 144

1.

As it relates to Discover management’s incorrect classification of Consumer cards as Commercial cards, and as we relayed in a telephone conference with Discover’s management on October 2, 2024, we have considered the information conveyed in both your letter dated September 3, 2024 and during a conference call with Discover’s management on September 17, 2024. Based on that information, we object to the Company’s methodology for the correction of errors in the application of ASC 605, Revenue Recognition, as well as ASC 606, Revenue from Contracts with Customers. Please provide to us a revised analysis that reassesses the methodology it has employed to correct

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

the revenue errors under ASC 250 related to the incorrect classification of Consumer cards as Commercial cards, including how you propose to correct your historical financial statements. The reassessment should contemplate the Consumer rates and tiers in effect during the respective periods and the historical classification of properly classified Consumer cards in those respective periods.

Response:

We respectfully acknowledge the Staff’s comment and its objection to the Company’s methodology for the error correction we originally recorded in our financial statements for the second quarter of 2023. In response to the Staff’s comments, management reconsidered its evaluation of the impact of the card product misclassification (the “Misclassification”).1

Why the gross overcharge estimate is inconsistent with ASC 606

The Company’s estimate of gross overcharges using the original Tiering Simulation2 was approximately $1.1 billion as of June 30, 2023. Refinements to the Tiering Simulation over the subsequent quarters revised that gross estimate to $985 million. [***] As noted in our letter to the Staff dated September 3, 2024, we evaluated the error correction as a corollary of measuring the restitution liability estimate under ASC 450-20 rather than as a refund obligation under ASC Topic 606.

The pricing of transactions on Discover Bank’s Consumer credit cards is dependent on the tier in which the cards are placed. Discover’s Consumer credit card product tiers as defined in our Program Documents are generally defined as:3

[***]

The gross overcharges estimated through the Tiering Simulation reflects only the impact of re-tiering Discover Bank cards inappropriately classified as Commercial into the Consumer tiers; the estimated gross overcharges do not reflect the re-tiering of other Discover Bank Consumer cards that we would have expected to occur were the cards to have been reclassified as Consumer cards using the assumptions used in the refined Tiering Simulation. [***] The net result of these two measurement elements was the $365 million in the Company’s estimate as of June 30, 2023.4

[1]	Throughout this letter, references to “cards” refers to credit cards accepted on the Discover Network, unless indicated otherwise.
[2]

As described in our letter to the Staff dated September 3, 2024, and as used in this letter, the term “Tiering Simulation” refers to the estimation methodology that was used as the basis for initially estimating the restitution plan liability as of June 30, 2023. Both the gross and net overcharge estimates are derived from the Tiering Simulation. After certain refinements, the Tiering Simulation became the basis for computing the pricing overcharges component of the settlement of the putative class action with merchants, merchant acquirers and other intermediaries. [***]

[3]

As used in this letter, the term “Program Documents” refers collectively to materials published and distributed by Discover Network including Merchant Operating Regulations, Acquirer Operating Regulations, Credit Operating Regulations, fee guides and manuals, technical specifications, and other documents that govern the relationships between Discover Network, on the one hand, and merchants, merchant acquirers, and issuers (including Discover Bank) on the other.

[4]

[***] Those factors were adjusted for in the refined Tiering Simulations performed for the third quarter of 2023 and later periods. Those differences notwithstanding, all Tiering Simulations provided the computations supporting the two elements described above.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

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In simulating these impacts, the Company applied 2023 tiering guidelines and 2022 pricing data and extrapolated the sales mix across the historical periods to derive the original $365 million estimate. [***] The second table in Appendix A provides details on the assumptions and data used in the various Tiering Simulations.

We acknowledge the error that was corrected in June 2023 should have been limited to the excess revenue associated with sales on Discover Bank cards that were inappropriately placed in the Commercial tier and not reflect any re-balancing of Consumer tiers that hypothetically would have resulted using assumptions in the Tiering Simulation. To determine the adjustment required to correct our revenue error, we calculated the difference between the amounts charged for Commercial cards with the corresponding amount that we estimate would have been charged had the impacted cards been classified as Consumer cards in a manner consistent with the relevant Program Documents. While this is similar to the first element of the aforementioned Tiering Simulation, a different analysis was required to derive an estimate that would be appropriate under ASC 606.

Revised analysis to estimate the revenue error in conformity with ASC Topic 606

When determining the revenue error in conformity with ASC 606, we focused on our rights and obligations under our contracts with our customers that were in place each year. ASC 606-10-25-2 notes that contracts are enforceable as a matter of law and can be “written, oral or implied by an entity’s customary business practices”. [***]

Accordingly, in response to the Staff’s objection to our prior measurement of the error, we performed a revised analysis which (i) [***] and (ii) utilized annual historical sales data for each of the years 2016 to 2023 and relevant tiering guidelines in modeling the revenue impact of the Misclassification. Our revised analysis only includes the impact of Discover Bank cards inappropriately classified in the Commercial tier and does not include any impact of Discover Bank cards being re-tiered within the Consumer tier. This resulted in a different tiering allocation (as compared to the Tiering Simulation) of many of the misclassified Commercial cards [***]. Management believes these changes better align the revenue error estimate with the enforceable contractual rights we had in the historical periods.

[***] Accordingly, determining what Consumer tier any individual misclassified card would have been assigned to, and the revenue difference that would have resulted from that assignment, is necessarily an estimate.

In estimating the revenue error, there are several limitations that necessitate the use of assumptions and extrapolations. [***] That is, the resulting calculation reflects the transaction price the Company would have been entitled to, based on the contracts in place at the time, had Discover Bank credit cards been properly classified [***].

To quantify the revenue error consistent with enforceable rights under the relevant Program Documents during the periods impacted by the Misclassification, we compared the amount billed in the incorrect Commercial card tier classification to what we estimated would have been billed to merchants had the cards been tiered in Consumer card product tiers based on assumed tier assignments determined as described above. This approach maximizes the use of adequately verified actual historical data and a distribution of accounts among the Consumer card tiers consistent with our historical contractual tiering rules. The conclusion of our analysis resulted in an estimated revenue overstatement of $526 million as of June 30, 2023. This represented the best estimate of the revenue error in a manner consistent with revenue recognition guidance under ASC 606 (and ASC 605, prior to the adoption of ASC 606).

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By comparison, the $985 million gross overcharge figure that was referenced in our prior letter and was the basis for our first quarter 2024 reserve increase, was based on a method that calculated restitution consistent with ASC 450 and ASC 405 (an expected settlement approach) rather than one based on revenue measurement under ASC 606. Furthermore, it relied on a re-tiering simulation based on a single year of data. The $985 million estimate does not reflect what would have been billed for Discover Bank Consumer cards in the aggregate had the Discover Bank cards inappropriately classified as Commercial been properly classified without any adjustment to other properly classified Consumer cards. Rather, it was one element of a simulation used to determine [***].

For the avoidance of doubt, the Company does not believe the amount determined as part of the first element of the Tiering Simulation, in isolation, quantifies the error to revenue that resulted from the Misclassification. Had we only used the first element of our Tiering Simulation to determine the tiering that would have existed, our tier allocation would have been substantially biased in favor of our lower-priced tiers, as opposed to being allocated in a manner that would have allowed the Company to maintain its pricing strategy in a manner consistent with the enforceable contracts. [***]

The first table presented in Appendix A of this letter is a tabular comparison of (i) the Tiering Simulation used as the basis for determining restitution offered and ultimately agreed upon with certain counterparties impacted by the Misclassification, including how that computation was refined between June 30, 2023 and the first quarter of 2024, and (ii) the revenue error estimation methodology. [***] The “ASC 606 Revenue Error Measurement” leverages the best combination of relevant data in compliance with relevant Program Documents and is thus the most closely aligned with ASC 606.

2.

Explain whether any additional analysis is required under other relevant GAAP and provide us with a supporting analysis with specific citation to relevant accounting guidance. For example, this analysis should explain whether any additional liabilities were required to be recognized, the type of liability that results from the revenue correction (e.g., refund liability, financial liability, contingent liability, etc.) as well as the appropriateness of disclosures previously provided. This analysis should also address whether and how your subsequent accounting after the second quarter of 2023 will be revised as a result of your reevaluation.

Response:

Other relevant GAAP

In addition to the analysis to estimate the error correction consistent with revenue recognition guidance under ASC Topics 605 and 606 which is described above, we also considered what other accounting implications may have been triggered. The discussion below assumes we corrected our revenue error determined to be $526 million in the second quarter of 2023 and considers the following consequential impacts were identified and evaluated:

Other liabilities related to the revenue error

Had we originally measured the revenue error at $526 million as of June 30, 2023, as noted above, this would have represented the refund liability under ASC 606-10-32-10 as of that date. Because the re-tiering of Discover Bank cards inappropriately classified as Commercial was not completed until November 2023, we recorded an incremental $20 million refund liability for estimated overcharges that were assessed through that time. This amount was reflected as a reduction to revenue with a corresponding increase to the refund liability. Settlement payments totaling $12 million were made in the fourth quarter of 2023. Had we recorded the revenue error at $526 million as of June 30, 2023, our refund liability would have stood at $534 million at December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Settlement liability

On February 19, 2024, the Company announced an agreement to merge with Capital One Financial Corporation (the “Merger”). [***] At this time, the Company had already been in discussions with many of its merchant and merchant acquirer customers [***] the Board of Directors of the Company ultimately decided to settle the Misclassification matter using the gross amount that resulted from the Tiering Simulation. Had we recorded the revenue error at $526 million as of June 30, 2023, as a result of the Board resolution we would have recorded an additional $640 million settlement liability in the first quarter of 2024. See tables on page 8 for a reconciliation of these impacts. Due to this change in circumstances as of the end of the first quarter of 2024, management concluded an additional contingent liability should be recorded in accordance with ASC 450-20-25-1.

We considered but rejected a view that the additional contingent liability should be reflected as an additional reduction to revenue (i.e., an additional refund liability) for the following reasons:

•

The amount is in excess of what we concluded to be our actual revenue error as discussed in our response to Question 1 above. This is because the additional contingent liability is not the result of a difference between amounts billed for Discover Bank cards inappropriately classified as Commercial cards and amounts that would have properly been billed (based on enforceable contracts at the time) had those cards been properly classified as Consumer cards. Rather, the additional amount accrued in the first quarter of 2024 reflects additional consideration the Company resolved to pay in order to quickly settle any and all disputes, avoid any further reputational damage, [***].

•

We do not anticipate all of the additional amounts accrued in the first quarter of 2024 will ultimately be paid to our customers. [***] We therefore do not believe the guidance in ASC 606-10-32-25 to 32-27 on consideration payable to a customer is applicable for this additional accrual.

•

Even if we concluded the guidance on consideration payable to a customer should be applied to the additional amounts accrued in the first quarter of 2024, we believe the benefit the Company received or will receive in exchange for commitment to pay the additional amounts is sufficiently separable (i.e., distinct) from the services we provided to our customers historically. As noted above, we do not believe our contracts with our customers required us to refund amounts in excess of the estimated amounts overbilled. The additional obligation incurred in the first quarter of 2024 is not an additional pricing concession or refund obligation, but rather a cost the Company incurred to settle any and all disputes, limit reputational damage [***].

The ASC 606 framework contemplates that payments made to customers should be accounted for separately when a distinct benefit is obtained for which the fair value can be reasonably measured (refer to 606-10-32-26). We believe the distinct benefit is the ability to settle disputes (albeit for amounts that exceed our contractual settlement obligation), limit reputational damage. [***] Accordingly, even if we considered the consideration payable to a customer guidance applicable to the additional settlement amount, we would have separately recorded the additional settlement liability of $640 million in the first quarter of 2024 as an expense rather than a reduction to revenue.

Had we recorded the revenue error at $526 million as of June 30, 2023, the $799 million charge to earnings we took in the first quarter of 2024 would have been $159 million lower. The resulting $640 million accrual would have represented the recognition of a contingent liability under ASC 450-20-25-1 that, once made official through court approval of the class action settlement agreement, will become a contractual liability subject to the derecognition provisions of ASC 405-20-40-1. These effects are illustrated in the table below:

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PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Uncorrected Errors in Balance Sheet
(dollars in millions)
	Initial Tiering Simulation	Refined Tiering Simulation		Gross Method Re-tiering
	6/30/2023	9/30/2023	12/31/2023	3/31/2024	6/30/2024
As Reported
Estimated total payout	$365	$376	$387	$1,186	$1,197
Less: cumulative disbursements made	—	—	(12)	(21)	(33)
Restitution Liability, As Reported	$365	$376	$375	$1,165	$1,164
Correctly Measured under ASC 606
Cumulative revenue overstatement	$526	$536	$546	$546	$523
Less: cumulative disbursements made	—	—	(12)	(21)	(33)
Corrected refund liability under ASC 606	$526	$536	$534	$525	$490
Corrected contingent liability under ASC 450	—	—	—	640	674
Corrected Restitution Liability	$526	$536	$534	$1,165	$1,164
Uncorrected Errors by Period
Understated liability	$161	$160	$159	$—	$—
Understated assets	(39)	(39)	(38)	—	—
Overstated retained earnings	(122)	(121)	(121)	—	—
Tax rate	24.09%	24.09%	24.09%	24.10%	24.10%

The following table presents the uncorrected errors in the income statements for the quarterly periods ended June 30, 2023 through June 30, 2024, based on the $526 million revenue error and the previously recorded error corrections and illustrates the immaterial uncorrected impacts in those periods:

Uncorrected Errors in Income Statement
(dollars in millions)
	Initial Tiering Simulation	Refined Tiering Simulation		Gross Method Re-tiering
(Dr) Cr	3 mos ended	3 mos ended	3 mos ended	3 mos ended	3 mos ended
	6/30/2023	9/30/2023	12/31/2023	3/31/2024	6/30/2024
As Reported
Discount and interchange revenue, net	$370	$377	$370	$371	$437
Other expense	—	—	—	(799)	23
Income tax expense	(89)	(91)	(89)	103	(111)
Correctly Measured under ASC 606
Discount and interchange revenue, net	$367	$375	$368	$371	$460
Other expense	—	—	—	(640)	—
Income tax expense	(88)	(90)	(88)	65	(111)
Uncorrected Errors by Period
Discount and interchange revenue, net	$(3)	$(2)	$(2)	$—	$23
Other expense [1]	—	—	—	159	(23)
Income tax expense [1]	1	1	1	(38)	—

1.	The offset to the first quarter 2024 corrections would be a reduction of beginning retained earnings.

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

Deferred tax assets

Both the original and revised error correction evaluations incorporated the income tax effects of the errors in the Company’s financial statements in accordance with ASC 740-10-25-2(b).

We have not identified any other liabilities that would have arisen had the original error correction been measured and recorded consistent with ASC 606 in the amount of $526 million. The Staff’s questions about the adequacy of our previously provided disclosures and whether and how our subsequent accounting after the second quarter of 2023 will be revised as a result of our reevaluation are addressed in our responses to comment 3 below.

3.	Provide a comprehensive materiality analysis, addressing both accounting and disclosure.

Response:

We revised our materiality assessment to determine whether our prior conclusions concerning the appropriate accounting and reporting for the error correction would have been different if we had originally measured the error at June 30, 2023 as $526 million rather than $365 million. Our revised materiality assessment covering all years impacted by the Misclassification is presented in detail on schedules attached to this letter as Appendix B.

Based on our updated materiality assessment, we concluded the following:

•	If we had measured the error as $526 million as of June 30, 2023, we would still have concluded that revenue was not materially misstated in any year between 2007 and 2022

•

We would also have concluded, as we did with the original $365 million correction, that the cumulative error was too large to go uncorrected or to be corrected through earnings in the second quarter of 2023, and therefore we would still have performed a “little r” restatement at that time

•

Despite the fact that $526 million could be considered quantitatively material to the second quarter of 2023, in light of qualitative factors, our assessment of internal controls over financial reporting would not have changed from that of a single significant deficiency

We then considered the remaining uncorrected error in our financial statements as of June 30, 2023 and subsequent periods to determine whether those statements as reported were materially misstated. This assessment is presented in detail on schedules attached to this letter as Appendix C.

•	Given the correction that we made as of June 30, 2023, the resulting uncorrected errors as of the second quarter of 2023 amounted to the following:

•	total liabilities were understated by $161 million (0.13% of “as-reported” total liabilities)

•	retained earnings was overstated by $122 million (0.88% of “as-reported” total stockholders’ equity), and

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•	total assets were understated by $39 million for the deferred tax impact, (0.03% of as-reported total assets)

•

Since nearly all of the difference in our revised revenue error calculation relates to years prior to 2023, there was no significant uncorrected error impacting 2023 earnings. The earnings impact and the uncorrected errors in the balance sheet remained materially unchanged through December 31, 2023, as illustrated in the table on the previous page.

We believe that no further restatement of the Company’s financial statements is warranted, given the following additional considerations:

•	The understated liability as of June 30, 2023 and all subsequent reporting periods is insignificant to the Company’s total liabilities

•

In the first quarter of 2024, the uncorrected error to the liability and stockholders’ equity was eliminated by the charge to earnings that increased the liability to reflect the shift in the restitution offer from a net re-tiering impact to a gross re-tiering impact; as of March 31, 2024 and thereafter, total liabilities and stockholders’ equity were correctly stated

•

The only remaining difference was a classification difference of $159 million between cumulative discount and interchange revenue and cumulative operating expense; evidence that this is not a meaningful difference is the muted reaction of the market to both the original correction and the subsequent gross-up accrual

•	The Company believes that restatement of prior periods for this difference would be more confusing than helpful for users of our financial statements

With respect to disclosure, the Company first disclosed the matter in the second quarter of 2023, providing information pertaining to the Misclassification, the error correction and the related prior period restatements in various notes to the consolidated financial statements including Background and Basis of Presentation, Litigation and Regulatory Matters, Immaterial Restatement of Prior Period Statements.

Disclosures pertaining to the error and restatement, including a description of the nature of the error, a statement that previously issued financial statements have been restated, and presentation of the pre-tax and after-tax impacts on prior periods presented, were included pursuant to ASC 250-10-50-7 and 50-8. Within the Company’s note on Litigation and Regulatory Matters, we have included and, as applicable, continued to update our disclosures on the card product misclassification matter including the changes in the balance of the restitution liability. Because the restitution liability is already prominently disclosed in this manner, disclosure under ASC 606-10-50-8 is satisfied. Our reasonably possible loss disclosure contemplates relevant exposures associated with this matter as well.

Accordingly, we conclude that no additional disclosure of this matter is necessary in order for the financial statements to not be misleading. In arriving at this conclusion, we also considered that:

•	No periods impacted by the revised estimate of the revenue error were changed from a net income to a net loss

•

The remaining uncorrected revenue error, if recorded, would have no impact on capital adequacy under the thresholds for DFS or Discover Bank to be considered “well-capitalized” as measured by Tier 1 Common Equity (CET1) and Total Capital ratios in any period

•	[***]

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

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•

Impact on our share price from the evolving disclosures on this matter have ultimately been short-lived, suggesting that further restatement or disclosure would not be meaningful to investors, for example, no negative investor reaction, as indicated by movements in the Company’s share price, was evident following the disclosure of the incremental charges recorded in the first quarter of 2024

•

There was limited interest by investors as indicated by inquiries received by the Company in response to our first quarter 2024 gross-up accrual; accordingly, we would expect little interest in a further accounting correction that does not ultimately change ending capital, the ending liability, or the cumulative adjustments to historical earnings

•	[***]

As a result of these considerations, management believes that the remaining uncorrected errors as of June 30, 2023 and subsequent periods in 2023 are not significant enough to warrant restatement or in-period correction and do not necessitate additional disclosure.

For all the same reasons noted above, the impact to the first quarter of 2024 is also not material, and we believe restatement of that period is likewise unwarranted. The Company does not believe it is probable that the judgment of a reasonable person relying on the Company’s previously revised financial reports or subsequent filings would have been changed or influenced by the inclusion or correction of the remaining $159 million unrecorded liability and retained earnings adjustment as of December 31, 2023 and adjustment of the first quarter 2024 expense accrual. The result of such a restatement would be an increase to net income for the current year through a reduction of beginning retained earnings, which the Company believes would be confusing rather than useful to investors.

4.

We acknowledge your October 4, 2024 letter in which you confirm that Discover’s management will also consider our objection noted above in responding to the comments in our letter dated September 20, 2024 related to internal control over financial reporting.

Response:

Our responses to the comments provided by the Staff in its letter dated September 20, 2024 pertaining to the Company’s internal controls over financial reporting are set forth in a separate letter bearing the same date as this letter.

* * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY DISCOVER FINANCIAL SERVICES

PURSUANT TO 17 C.F.R. § 200.83 (RULE 83)

We appreciate the Staff’s consideration of these matters, and we would be pleased to provide additional clarification of the foregoing responses as necessary. If you wish to discuss any of this information further, please do not hesitate to contact me at (224) 405-3601.

Very truly yours,

/s/ John T. Greene

John T. Greene
Executive Vice President
Chief Financial Officer

cc:	Ms. Hope D. Mehlman, GC and CLO, Discover Financial Services

Mr. Jason Hanson, EVP, President-Payment Services, Discover Financial Services

Mr. David Berrey, Deloitte & Touche LLP

Mr. Jared M. Fishman, Sullivan & Cromwell LLP

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APPENDIX A

Tiering Simulations

[***].

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APPENDIX B

Revised Materiality Assessment Using $526 Million Error

As of June 30, 2023

[***]

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APPENDIX C

Materiality Assessment of Remaining Uncorrected Errors All Periods

[***]